

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2025

Marc H. Hedrick
President and Chief Executive Officer
Plus Therapeutics, Inc.
2710 Reed Rd, Suite 160
Houston, TX 77051

> **Re: Plus Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2025**
> **File No. 001-34375**

Dear Marc H. Hedrick:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your references in your preliminary proxy statement to an "alternative cashless exercise" feature in the Series B Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout by revising the references to "alternative cashless exercise" and exclusively using the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms or the cashless exercise terms of the warrants.

2.   We note your disclosure on page 16 that if stockholders approve the Issuance Proposal, assuming the full exercise of the Warrants at the floor price of $0.132, and assuming the Series B Warrants are exercised on an alternative cashless exercise basis, an aggregate of approximately 1,542,317,700 additional shares of common stock will be issued and the ownership interest of your existing stockholders would be correspondingly reduced. In each instance in your proxy statement where you describe Proposal 2, which is asking stockholders to approve the issuance of the common stock underlying such warrants, please clarify the total number of Series A and Series B warrants that were issued and the total number of common stock that may be issuable upon the exercise of those warrants, using the assumptions you disclose on page 16.

3.   We note your disclosure on page 13 that your Series A Warrants and Series B Warrants "are subject to a 'reset' provision" that may increase the number of shares of Common Stock underlying each Warrant. Please revise your disclosure to prominently disclose the material terms and conditions of the reset provision and explain the potential additional dilution upon the "reset."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: William Intner, Esq.